RECEIVED

2007 MAR -7 A 11:17

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 2, 2007

07021606

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 2, 2007 [English translation].

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

dlw 3/7

Sumitomo Corporation
1-8-11 Harumi Chuo ku Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Company: Rengo Co., Ltd.
Representative: Kiyoshi Otsubo, President and CEO
Stock code: 3941

Company Nippon Paper Group, Inc.
Representative: Masatomo Nakamura, President and CEO
Stock code: 3893

Company: Sumitomo Corporation
Representative: Motoyuki Oka, President and CEO
Stock code: 8053

Rengo, Nippon Paper Group, and Sumitomo Corporation Sign Strategic Alliance Agreement

Tokyo, March 2, 2007 – Rengo Co., Ltd., ("Rengo") the Nippon Paper Group, Inc., ("Nippon Paper Group") and Sumitomo Corporation ("Sumitomo") today signed a strategic alliance agreement based on a Memorandum of Understanding of November 20, 2006.

Agreement Outline

1. Goals of Strategic Alliance

i. Ensure the alliance partners play a central role in strengthening the domestic foundations and international competitiveness of Japan's paperboard and corrugated cardboard industries.
ii. Increase corporate value by swiftly realizing alliance synergies, raising profitability by eliminating investment overlaps, and boosting management efficiency.
iii. Contribute to society and enhance consumer lifestyles by maintaining and stabilizing Japan's world-class paperboard recycling system and developing new packaging solutions.

2. Capital Alliance

As announced on November 20, 2006, the three companies will acquire and retain shares in each other to cement their strategic alliance.
i. Rengo will acquire 3% of Nippon Paper Group's outstanding common stock by March 31, 2008.
ii. Nippon Paper Group will acquire 5% of Rengo's outstanding common stock by March 31, 2008.
iii. Sumitomo will transfer Rengo shares that consolidated subsidiary Sumisho Paper Co.,

Ltd., holds (1.5% of Rengo's outstanding common stock) to Nippon Paper Group in exchange for 0.6% of the latter's outstanding common stock, representing an equivalent value. The shares transferred to Nippon Paper Group will became part of that company's abovementioned stake in Rengo.

Capital Structure of Alliance


Rengo
3%
Nippon Paper Group
5%
3%
(Current holding)
0.1%
(Current holding)
0.6%
Sumitomo
Corp.

3. Operational Initiatives

i. Jointly scrap and build paperboard facilities
   - Evaluate and build an optimal paperboard production structure, centered on containerboard.

ii. Comprehensively reinforce alliance partners' packaging businesses
   - Launch measures aimed at promoting consolidation and forging new business alliances in the corrugated cardboard sector.
   - Collaborate in the folding packaging segments.

iii. Joint procurement of raw materials
   - Build a comprehensive operational structure for the joint procurement of recovered paper.
   - Jointly explore ways to procure raw materials and power sources more cost effectively.

iv. Joint expansion of overseas businesses
   - Leverage the existing overseas networks operated by the Rengo Group and the Nippon Paper Group to expand international business and boost exports.
   - Identify overseas companies and projects as targets for co-investment.

v. Other initiatives (distribution, research and development, technological exchange, and IT systems)
   - Harness OEM agreements to eliminate transportation overlaps.
   - Identify and implement joint research and development projects.

- Exchange production technologies to enhance productivity, quality control and operational efficiency.
- Share information on personnel policies and technical training.
- Consider joint development and application of IT systems and collaboration in electronic data interchange (EDI).

4. Implementation Structure

The three partners will form an Alliance Committee to assess and implement the initiatives proposed under the strategic alliance agreement. They will also establish sub-committees as needed to plan and execute initiatives and thereby swiftly realize alliance benefits.

5. Broadening Alliance

The partners agree to discuss broadening their alliance if they conclude that such steps will contribute to the further development of the domestic paperboard and corrugated cardboard industries and enhance each company's corporate value.

Timeframe

March 2, 2007	Signing of Basic Agreement on Mutual Stock Holdings and Strategic Alliance Organizing the Alliance Committee and sub-committees
April 1, 2007	Commence implementation alliance initiatives

END